MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

TABLE OF CONTENTS

1.	Overview of the business	2

2.	Highlights and key business developments	3-5

3.	Operating performance	6-8

4.	Development and exploration update	8-10

5.	Financial results	11-15

6.	Selected quarterly financial data	16-17

7.	Outlook	17-18

8.	Liquidity and capital resources	18-21

9.	Non-GAAP measures	22-24

10.	Summary of outstanding share data	24

11.	Related party transactions	24

12.	Critical accounting policies and estimates	25-28

13.	Risks and uncertainties	28-30

14.	Internal control	31

15.	Cautionary statements	32-33

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of March 13, 2018 and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2017 and 2016 and the related notes thereto.

Additional information on the Company, including its most recent Annual Information Form (“AIF”) is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “13. Risks and uncertainties” and “15.1 Cautionary statement on forward looking information” at the end of this MD&A

1.    Overview of the business

Asanko is a Canadian-based gold producer with an operating mine, the Asanko Gold Mine (“AGM” or “the Project”), and highly prospective gold concessions, in various stages of exploration, on both the Asankrangwa and Sefwi belts in the Republic of Ghana (“Ghana”), West Africa. Asanko’s vision is to build a mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine satellite deposits. The mine is being developed in phases. The first phase comprised the construction of a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and bringing the first pit, Nkran, into production (“Phase 1”). Phase 1 was funded by cash on hand and a $150 million debt facility (see section “8.0 Liquidity and capital resources” below) and was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.

The Company plans to expand the AGM through two organic growth projects, namely Project 5 Million (“P5M”) and Project 10 Million (“P10M”), which is expected to ultimately double the mine’s processing capacity and increase production to ~450,000 ounces per year. A positive Definitive Feasibility Study on the planned expansion projects was published in a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on June 5, 2017 (and amended and restated December 20, 2017) (the “12/17 DFS”) and has been filed on SEDAR, www.sedar.com, and is available on the Company’s website: www.asanko.com (see section “4.2 Expansion projects” below). The 12/17 DFS was based on the optimal NPV on a capital unconstrained basis for the AGM, which assumed the sequential development of each project. The Company intends to fund these expansion projects predominantly from internally generated operating cash flows, supported by a debt facility (see section “8.0 Liquidity and capital resources” below) and there is complete flexibility on the timing of these expansion projects, which will be at the Board’s discretion.

The first stage of P5M, the brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa, is largely complete. The volumetric upgrades achieved name plate capacity in December 2017 with the processing plant operating at a 5Mtpa annualized milling rate. Installation and commissioning of the P5M recovery circuit upgrades are expected to be completed in Q1 2018.

The second stage of P5M is the construction of an overland conveyor and development of the Esaase deposit. The decision to proceed with the second stage of expansion has been deferred until 2018. The timing of P10M will be at the Board’s discretion and dependent on the Company’s balance sheet, financing opportunities as well as favourable market conditions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

2.    Highlights and key business developments

2017 Business developments

  During Q4 2017, the Company achieved gold production of 51,550 ounces as the Company focused on operational delivery and completed the volumetric upgrades to the process plant to 5Mtpa which contributed to higher process plant throughput rates.

  Q4 2017 gold sales of 49,561 ounces at an average realized gold price of $1,264 per ounce generating gold revenue of $62.8 million.

  For the year 2017, gold production was 205,047 ounces, in line with 2017 amended production guidance of 205,000- 225,000 ounces.

  2017 gold sales totaled 206,079 ounces at an average realized gold price of $1,243 per ounce generating $256.2 million.

  Ore for the AGM was sourced from four deposits, allowing for increased mining flexibility, as well as from surface stockpiles during Q4 2017.

  Implementation of the optimized mine plan associated with P5M in Q4 2017, including the larger Cut 2 pushback at Nkran as the Company increased the mining bench widths from 35m to an average 45m to provide higher ore yields during the next capital growth phase of the AGM, which is expected to commence in 2019.

  Ore mining rates for Q4 2017 averaged 267,333 tonnes per month (“tpm”) at an average mining grade of 1.5 g/t and a strip ratio of 13.3:1. Ore tonnes and average grade mined were lower compared to the previous quarter due to the larger Cut 2 pushback at Nkran which combined with the establishment of the Dynamite Hill pit, resulted in the overall strip ratio increasing significantly for the quarter.

  For the year 2017, mining rates averaged 337,333tpm at an average mining grade of 1.7g/t and a strip ratio of 7.4:1.

  At Nkran, mining operations extracted ore from multiple zones of mineralization with an average mining grade of 1.7g/t during the quarter. The grade control versus resource model reconciliation continues with the positive trend and was within 2% for the second half of 2017, validating the Nkran Mineral Resource and Reserve Estimates.

  At the Akwasiso satellite deposit, mining operations delivered approximately 42,300tpm of ore at a grade of 1.1g/t.

  At Dynamite Hill, the second satellite pit to be brought into production, mining operations commenced during the quarter as planned. Ramp-up to full mining rates of approximately 70,000tpm are expected in Q1 2018.

  During the quarter, Nkran Extension, a third although very small satellite deposit, was brought into production to supplement feed to the upgraded processing plant. Nkran Extension delivered 62,000 tonnes of ore grading at 1.2g/t during the quarter.

  The Company completed the volumetric upgrades to the processing plant under budget and ahead of schedule. These upgrades achieved name plate capacity with the plant operating at the annualized rate of 5Mtpa for the month of December.

  During Q4 2017, the plant processed a record 1.1 million tonnes (“Mt”), in spite of a lower proportion of oxide tonnes being fed to the mill than designed, with a feed grade of 1.5 g/t.

  Gold recovery continued to exceed design levels at 94%, despite the elevated mill throughput rates highlighting the capability of the circuit to run at higher throughput levels.

  There were no lost time injuries recorded in the quarter and the rolling lost time injury frequency rate per million man hours worked (“LTIFR”) is an industry-leading 0.17.

  On February 22, 2018, the Company agreed to a new term sheet with its long-term debt provider RK Mine Finance Trust I (“Red Kite”), whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (repayment commencing on July 1, 2021) (the “RK Term Sheet”). An initial one-year deferral is subject primarily to fees and the finalization of definitive documentation, while a further two-year deferral is subject to additional customary conditions precedent which would have to be complied with by June 30, 2019. Management expects to complete the definitive documentation and announce the terms of the restructured debt facility in Q2 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Key consolidated financial information

For the year ended December 31, 2017

  Cash provided by operating activities in 2017 was $123.2 million, a 124% increase from 2016. Operating cash flow before working capital changes was $113.4 million in 2017, 54% higher than 2016 ($73.6 million). During 2016, cash flows from operations were lower due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

  The Company earned net revenues (after royalties) of $243.4 million, incurred total cost of sales (including depreciation and depletion) of $180.8 million and earned income from mine operations of $62.6 million in 2017.

  The Company reported net income attributable to common shareholders of $6.1 million in 2017, an increase in net income attributable to common shareholders of $19.3 million compared to 2016. During 2016, the net loss was partly due to the fact that the AGM achieved commercial production on April 1, 2016, and steady state production during mid-Q2 2016, while 2016 results were also affected by the impairment of a component of the deferred stripping asset.

  The Company incurred operating cash costs per ounce1 , total cash costs per ounce1 and all-in sustaining costs (“AISC”)1 of $556, $618 and $1,007, respectively, in 2017.

  Mining and processing costs averaged $3.25 per tonne mined (2016 - $3.83/t) and $13.00 per tonne milled (2016 - $13.24/t), respectively, in 2017. Mining costs per tonne were lower than 2016 as a result of higher materials mined (ore and waste) which had the impact of decreasing fixed mining costs on a per unit basis. In addition, a higher proportion of softer oxide material was moved during the year associated with the development of Cut 2 at Nkran, contributing to the lower mining cost profile. Of the mining costs incurred in 2017, a total of $64.6 million was deferred as stripping costs. Processing unit costs were lower in 2017 as a result of higher milling rates compared to 2016.

  As at December 31, 2017, the Company had cash of $49.3 million on hand, along with unrefined gold dore at a cost of $4.1 million (and a market value of $5.7 million as at December 31, 2017) and $1.2 million in receivables from gold sales.

For the three months ended December 31, 2017

  Cash provided by operating activities in Q4 2017 was $34.4 million, a 15% decrease from Q3 2017. Operating cash flow before working capital changes was $26.2 million in Q4 2017, 17% lower than Q3 2017 of $31.7 million. The decrease in operating cash flows was primarily due to an increase in the Company’s production costs, as well as marginally lower sales volumes.

  The Company earned net revenues (after royalties) of $59.6 million in Q4 2017. Total cost of sales (including depreciation and depletion) amounted to $44.5 million, while income from mine operations was $15.1 million for Q4 2017.

  The Company reported a net loss attributable to common shareholders of $7.1 million in Q4 2017, compared to net income attributable to common shareholders of $4.7 million in Q3 2017. The net loss during Q4 2017 was primarily attributable to higher deferred income tax expense ($10.1 million increase), higher cost of sales ($1.9 million increase) and exploration expenditures ($1.4 million increase), which were partially offset by an unrealized foreign exchange gain of $1.1 million in Q4 2017. Net income before taxes for Q4 2017 was $7.1 million.

  The Company incurred operating cash costs per ounce1 , total cash costs per ounce1 and AISC1 of $586, $649 and $1,171, respectively, in Q4 2017. The high AISC1 in Q4 2017 reflected the Company’s investment in mine development associated with the advancement of Cut 2 at Nkran.

  Mining and processing costs averaged $2.82 per tonne mined (Q3 2017 - $3.35/t) and $12.91 per tonne milled (Q3 2017 - $12.94/t), respectively, during Q4 2017. Mining costs per tonne were lower than Q3 2017 as a result of a higher oxide material mix and the progression of Cut 2 at Nkran resulting in more tonnes mined, which had the impact of decreasing fixed mining costs on a per unit basis. Of the mining costs incurred during Q4 2017, a total of $22.4 million was deferred as stripping costs. Processing unit costs were comparable to Q3 2017 as the volumetric upgrades to the plant were only fully commissioned to name plate capacity in December 2017.

____________________________________________________
1 See “9. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Selected consolidated data

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Key performance Data
Tonnes of ore milled (000s)	1,087	901	3,745	2,455
Gold produced (ounces)	51,550	57,178	205,047	147,501
Gold sold (ounces)	49,561	58,483	206,079	147,950
Average realized price per gold ounce sold ($)	1,264	1,199	1,243	1,247
Average London PM fix ($)	1,276	1,221	1,257	1,273
Operating cash costs ($ per gold ounce)[1]	586	524	556	593
Total cash costs ($ per gold ounce)[1]	649	584	618	656
All-in sustaining costs ($ per gold ounce)[1]	1,171	893	1,007	984

	Three months ended December 31,		Year ended December 31,
Financial Data	2017	2016	2017	2016
(in thousands of US dollars except per share amounts)
Revenue	62,767	70,304	256,203	185,167
Income from mine operations	15,131	6,299	62,612	27,140

Net income (loss) attributable to common shareholders	(7,111)	(8,477)	6,077	(13,216)
Adjusted net income (loss) attributable to common shareholders[1]	(7,111)	(4,149)	6,077	(8,623)

Income (loss) per share attributable to common shareholders - basic and diluted	($0.03)	($0.04)	$0.03	($0.07)

Operating cash flows before working capital changes	26,243	29,205	113,410	73,622

Assets
Mining interests	610,823	541,244	610,823	541,244
Total assets	708,785	662,712	708,785	662,712
Liabilities
Long-term liabilities	194,448	198,884	194,448	198,884
Total liabilities	278,815	246,287	278,815	246,287
Equity
Common shareholders' equity	429,400	416,425	429,400	416,425
Non-controlling interest	570	-	570	-

Weighted average shares outstanding (basic)	203,449,957	201,829,207	203,333,111	198,973,570
Weighted average shares outstanding (diluted)	203,449,957	201,829,207	204,394,452	198,973,570

The Company commenced commercial production on April 1, 2016 and as a result, some measures presented in the table were not applicable for the full period in 2016 given that the Company was not yet considered to be operating for financial reporting purposes. All results in the table above are the consolidated results of the Company. The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in this MD&A as its results are not material to the Company’s overall operations. All financial results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Ghanaian operations.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

3.    Operating performance

The following table provides a summary of operating performance at the AGM for the three months and year ended December 31, 2017 and 2016. The Company commenced commercial production on April 1, 2016 and as a result, some measures presented in the table below were not applicable for the full period in 2016.

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Key performance Data
Tonnes of ore mined (000s)	802	1,300	4,048	3,865
Tonnes of ore milled (000s)	1,087	901	3,745	2,455

Mining cost ($/t mined)	2.82	3.88	3.25	3.83
Processing cost ($/t treated)	12.91	12.80	13.00	13.24

Average mill head grade (g/t)	1.5	2.1	1.8	2.0
Average recovery rate (%)	94%	94%	94%	94%

Gold produced (ounces)	51,550	57,178	205,047	147,501
Gold sold (ounces)	49,561	58,483	206,079	147,950

Silver produced (ounces)	11,172	13,849	49,010	34,272
Silver sold (ounces)	15,491	12,998	44,104	36,673

Average realized price per gold ounce sold ($)	1,264	1,199	1,243	1,247
Average London PM fix ($)	1,276	1,221	1,257	1,273

Operating cash costs (per gold ounce)[1]	586	524	556	593
Total cash costs (per gold ounce)[1]	649	584	618	656
All-in sustaining costs (per gold ounce)[1]	1,171	893	1,007	984

Health and Safety

There were no lost time injuries reported during the quarter and the 12-month rolling LTIFR is 0.17.

Mining

During the quarter, the AGM sourced ore from multiple pits, Nkran, Akwasiso, Dynamite Hill and Nkran Extension as well as from surface stockpiles. This significantly improved the mining flexibility of the AGM. Additionally, the Company implemented the optimized mine plan associated with P5M in Q4 2017 and commenced the larger Cut 2 pushback at Nkran, increasing mining bench widths from 35m to an average 45m to provide higher ore yields during next capital growth phase of the AGM expected to commence in 2019. This program is progressing ahead of schedule with steady-state levels of higher-grade ore from Nkran expected in Q2 2018.

Ore mining rates for the AGM during the quarter averaged 267,333tpm at an average mining grade of 1.5 g/t and a strip ratio of 13.3:1. As previously noted, the lower grades and higher strip ratio were a result of the advancement of Cut 2 at Nkran, as well as the establishment of the Dynamite Hill pit.

At the Nkran pit, mining operations adopted the new CSA Mineral Reserve Estimate (“MRE”) and grade control estimation process during Q1 2017, which were fully implemented by the end of April 2017. The new MRE and associated grade control processes have been operational since May 2017. A reconciliation process commenced in Q2 2017 to measure the entire value chain from gold in the ground through to mill feed and eventual gold production against the MRE.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Consistent with the preceding quarters in 2017, the reconciliation of the grade control model to the resource model continued its positive trend and for the second half of 2017, the reconciliation maintained a positive 2% variation between the grade control model and the resource model. This positive grade and ounce variance is significant as it scientifically validates the gold endowment at Nkran and the life of mine plans based on that endowment. The deployment of blast monitoring technology to minimize ore losses and dilution also continued to yield positive results.

In Q4 2017, mining operations continued to progress the larger Cut 2 pushback at Nkran, focusing on waste removal in line with the new life of mine plan. In addition, a geotechnical review identified the requirement to further flatten the oxide slopes from 34 to 26 degrees, requiring an additional 4.0Mt of additional waste to be mined in Q4 2017 and Q1 2018. Approximately 2.0Mt of this additional waste was mined during Q4 2017.

At the satellite deposit, Akwasiso, mining operations delivered approximately 42,300tpm of oxide ore at an average mined grade of 1.1g/t.

At Dynamite Hill, the second satellite pit to be brought into production, ore mining operations commenced in Q4 2017 as per the mine plan, yielding 20,000tpm at 1.0g/t. Ramp-up to full mining rates of approximately 70,000tpm expected in Q1 2018.

During the quarter, mining at Nkran Extension commenced to deliver at surface oxide ore to supplement feed to the upgraded processing plant. Nkran Extension delivered approximately 62,000 tonnes of oxide ore to the plant at 1.2 g/t during Q4 2017. The lower grade was mainly due to the extraction of the upper part of the orebody to supplement oxides during Q4 2017 which assisted in increasing the plant performance to the 5Mtpa throughput production levels.

In 2018, Asanko’s mine plan will continue to incorporate all sources of ore available from its multiple pits to blend to the mill to enable the optimization of the various pit extraction rates, the stockpile balances and operating costs. In H1 2018, lower grade is expected during the establishment of ore delivery from Cut 2 at Nkran and feeding ore from the existing stockpiles at average grades. In H2 2018, grades are expected to reflect the average reserve grades from the respective pits as they are mined, including the blended grade average from the various stockpiles.

AGM Key Mining Statistics	Units	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Total Tonnes Mined	000 t	6,637	7,506	8,519	11,494
Waste Tonnes Mined	000 t	5,620	6,457	7,339	10,692
Ore Tonnes Mined	000 t	1,017	1,049	1,181	802
Strip Ratio	W:O	5.5:1	6.2:1	6.2:1	13.3:1
Average Gold Grade Mined	g/t	1.8	1.5	1.8	1.5

Processing

The Company produced 51,550 ounces of gold at an average of 17,183 ounces per month in the fourth quarter. The processing plant achieved record milling rates of 1.1Mt in Q4 2017 including an annualized milling rate of 5Mtpa for the month of December 2017. Although milling rates were elevated, metallurgical recovery continued to exceed design levels at 94%, with higher than design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance.

The mill designs for P5M were based on a blend of 9,000tpd of fresh and 6,000tpd of oxides ores. However, a number of additional interventions, including the installation of Mill Slicer technology, fragmentation management and Bond Work Index (BWi) mapping along with modifications to the comminution circuit, have enabled the processing facility to achieve the 5Mtpa processing capability while milling on average 88% fresh ores. The addition of a cone crusher, alongside the two mobile crushers, to reduce the size fraction of the fresh ore delivered to the SAG mill has contributed to higher throughput rates. This is an interim measure until the installation of a permanent secondary crusher, which is expected to be in Q2 2018 and commissioned in Q3 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Total cash costs per ounce1 for Q4 2017 was $649, a 11% increase from Q4 2016. The increase in total cash costs per ounce was predominantly due to higher production costs associated with lower grade ore processed during the period and the impact of lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis.

Relative to Q3 2017, total cash costs per ounce1 increased by 18% from $549 to $649. Likewise, the increase was predominantly the result of higher production costs due to the processing of lower grade ore, as well as the impact of lower sales volumes which had the impact of increasing fixed production costs on a per unit basis.

For the year ended December 31, 2017, total cash costs per ounce1 for 2017 was $618, a decrease of 6% compared to 2016. The decrease in total cash cost per ounce year-on-year was due to higher sales volumes which has the impact of reducing fixed production costs on a per unit basis. This factor was partly offset by the impact of higher variable production costs per ounce, in light of the lower grade ore processed during 2017.

AlSC1 for Q4 2017 amounted to $1,171 per ounce, an increase of 31% compared to Q4 2016. The higher AISC1 in Q4 2017 reflected the Company’s investment in mine development, resulting in higher sustaining capitalized stripping costs associated with the advancement of Cut 2 at Nkran. In addition, lower sales volumes relative to Q4 2016 had the impact of increasing fixed production and sustaining costs on a per unit basis.

Relative to Q3 2017, AlSC1 increased by 19% as a result of the impact of higher sustaining capitalized stripping cost associated with the progression of Cut 2 at Nkran.

AISC1 for the year ended December 31, 2017 was $1,007 per ounce, an increase of 2% compared to 2016. The increase was predominantly due to the Company’s investment in mine development, reflected in higher sustaining capitalized stripping costs associated with the recently optimized mine plan for the Nkran Cut 2 pushback which is progressing ahead of schedule. This was partly offset by the impact of higher sales volumes which has the impact of reducing sustaining costs on a per unit basis.

Although the Company met its 2017 amended production guidance of 205,000-225,000 gold ounces, AISC1 of $1,007 per ounce exceeded management’s forecast of $920-$960 per ounce. This was primarily due to the acceleration of Cut 2 at Nkran as well as the impact of the additional geotechnical layback within the oxide zones of the Nkran pit. The Company expects the high strip portion of the Cut 2 pushback at Nkran to be completed in 2018, enabling the Nkran pit to deliver lower cost ounces during the expansion capital phase from 2019 onwards.

AGM Key Production Statistics	Units	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Ore Treated	000 t	908	887	862	1,087
Gold Feed Grade	g/t	2.1	1.7	1.9	1.5
Gold Recovery	%	95	94	94	94
Gold Produced	oz	58,187	46,017	49,293	51,550

4.    Development and exploration update

4.1 Phase 1

Development expenditures

The development of the first phase of the AGM was completed in 2016, both ahead of schedule and approximately $3.0 million under budget.

4.2 Expansion projects

Asanko plans to expand the AGM through the development and execution of two expansion projects, P5M and P10M, to ultimately

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

increase production up to an average of approximately 450,000 ounces per year. The 12/17 DFS associated with these expansion projects has confirmed the viability of these projects and is available on the Company’s website and on SEDAR.

Overview of Project 5 Million – First stage

  Plant Upgrade to 5Mtpa

  The first stage of P5M, which is being funded from cash on hand, comprises brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa. This was approved in November 2016 and the Company completed and commissioned the volumetric upgrades to the plant under budget and ahead of schedule during Q3 2017. The volumetric upgrades achieved name plate capacity in December 2017 with the processing plant operating at a 5Mtpa annualized milling rate. Installation and commissioning of the P5M recovery circuit upgrades are expected to be completed in Q1 2018. To date, the Company has spent $16.6 million on the first stage of P5M.

Overview of Project 5 Million – Second stage

  Development of the Esaase Deposit

  The second stage of P5M includes the development of the large-scale Esaase deposit and the construction of a 27km overland conveyor to transport the ore to the 5Mtpa central processing facility. The Esaase deposit will be developed using open pit contractor mining. Mining activities will initially focus on mining oxide ore to open up the deposit, before moving into more competent fresh rock. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively.

  The estimated capital cost of the second stage of P5M per the 12/17 DFS has been estimated at $128 million and may vary due to future foreign exchange differences. In addition, management expects to install a permanent secondary crusher ($4.0 million) and upgraded mill motors ($1.0 Million) in 2018 (see section “7. Outlook”), which are not contemplated in the 12/17 DFS. To date, the Company has spent $7.8 million on the initial overland conveyor earthworks. The decision to proceed with the second stage of P5M has been deferred until such time as the Red Kite senior debt restructuring in accordance with the RK Term Sheet is complete.

Overview of Project 10 Million

P10M comprises the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa with a life of mine in excess of 12 years. Ore is expected to be sourced from Nkran and the surrounding satellite deposits at a rate of 3Mtpa and from Esaase at a rate of 7Mtpa. Gold production at steady state is expected to be ~450,000 ounces per year. The capital cost estimate is $200.0 million for the additional CIL plant and associated infrastructure. There is complete flexibility on the timing of this expansion and a construction decision to proceed will be at the Board’s discretion and dependent on the Company’s balance sheet and financing opportunities as well as favourable market conditions.

4.3 Exploration and evaluation

The exploration program during Q4 2017 continued to focus on the strategic objective of delineating additional resources to augment the life of mine planning. An infill drilling program was completed on the advanced-stage Midras South target. A first pass drilling program on the early stage Miradani target is underway as part of a phase 1 generative drilling program, testing historic trench and geochemical anomalies, and extensive artisanal workings. Three-dimensional inversion models of the structural architecture of the AGM camp were completed using the airborne Versatile Time Domain Electromagnetic (“VTEM”) data. A first pass targeting exercise was completed which identified and ranked 20 early stage targets, of which 10 were mapped and advanced during 2017.

Akwasiso

During July and August 2017, a phase 3 infill drilling program was completed on the advanced-stage Akwasiso satellite deposit located approximately three kilometres north east of the processing facility. This drilling program was a follow-up to the confirmatory and infill phase 2 drilling program that was completed in Q1 2017. The purpose of the program was to infill drill test the previously inaccessible area which was covered with tailings from historic artisanal mining activities. The drilling program confirmed the Akwasiso reserve model.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

In addition, the drilling was aimed at further investigating any potential mineralization on the eastern contact between the granite and the sandstone mineralization trends. A total of 4,051m were drilled and the drilling program confirmed the continuity of mineralization at depth and also discovered a new near surface zone of mineralization along the eastern edge of the deposit. In line with the previous phases of drilling, this drilling program intersected significant near surface mineralization widths and some exceptional grades.

Midras South

Located five kilometres south of the Nkran pit, the Midras South target comprises three en echelon zones of mineralization that have been delineated by previous exploration work, which was conducted by AngloGold Ashanti, and a preliminary geological and confirmatory phase 1 and 2 drilling program conducted by Asanko during 2016. During Q3 2017, a 13,000m phase 3 drilling campaign commenced with the objective of collecting enough data for a shallow Measured and Indicated Mineral Resource Estimate. The MRE for Midras South is in process of being compiled and is expected to be completed in Q2 2018.

Miradani Project

In September 2017, the Company completed the acquisition of the Miradani Project, which is located within ten kilometres of the AGM. Covering an area of approximately 15km2, the Miradani Project is on an existing mining lease (valid until May 2025) through which further exploration may enable estimation of mineral reserves and resources to be accelerated to production.

The northern boundary of the concession is located approximately 5.5 kilometres south of the AGM’s processing plant on the NE-SW Asankrangwa structural corridor. The area is highly prospective with multiple geochemical anomalies aligning with the structures interpreted from the airborne VTEM and magnetic surveys completed by Asanko in 2015. Asanko holds the largest land package on this belt and it hosts all of the Company’s 5.1 million ounces of reserves.

Three significant initial target areas along the main structural trend, Miradani, Central, and Tontokrom, have been identified. Historical trench and soil geochemistry data, along with recent mechanized artisanal mine workings, indicate that each target area consists of multiple parallel mineralized zones, individually ranging between 3m and 37m in width. Two targets were chosen to be initially tested during a phase 1 drilling campaign. Part of the phase 1 drilling commenced in November 2017 and, subject to securing the requisite surface access rights, will continue into H1 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

5.    Financial results

The following table is a summary of the consolidated Statement of Operations of the Company for the three months and year ended December 31, 2017 and 2016.

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
(in thousands of US dollars, except per share amounts)	$	$	$	$

Revenue	62,767	70,304	256,203	185,167
Royalties	(3,138)	(3,515)	(12,810)	(9,258)
Net revenue	59,629	66,789	243,393	175,909

Cost of sales
Production costs	(29,312)	(30,935)	(116,628)	(88,688)
Depreciation and depletion	(15,186)	(22,432)	(64,153)	(52,958)
Total cost of sales	(44,498)	(53,367)	(180,781)	(141,646)

Write-off of deferred stripping assets	-	(7,123)	-	(7,123)
Income from mine operations	15,131	6,299	62,612	27,140
Exploration and evaluation expenditures	(1,587)	(383)	(2,050)	(1,425)
General and administrative expenses	(3,143)	(5,683)	(12,590)	(12,538)
Income from operations	10,401	233	47,972	13,177

Finance income	50	218	609	634
Finance expense	(4,505)	(5,623)	(17,476)	(13,849)
Foreign exchange gain (loss)	1,107	(1,501)	(383)	(1,777)
Gain (loss) on derivatives	-	302	-	37
Income (loss) before income taxes	7,053	(6,371)	30,722	(1,778)

Current income tax expense	(1,301)	(1,531)	(1,301)	(1,531)
Deferred income tax expense	(13,727)	(575)	(22,774)	(9,907)
Net income (loss) and comprehensive income (loss) for the period	(7,975)	(8,477)	6,647	(13,216)
Net income (loss) attributable to:
Common shareholders	(7,111)	(8,477)	6,077	(13,216)
Non-controlling interest	(864)	-	570	-
	(7,975)	(8,477)	6,647	(13,216)
Earnings (loss) per share attributable to common shareholders:
Basic	(0.03)	(0.04)	0.03	(0.07)
Diluted	(0.03)	(0.04)	0.03	(0.07)

Three months ended December 31, 2017 and 2016

Revenue and royalties

During Q4 2017, the Company sold 49,561 ounces of gold at an average realized gold price of $1,264/oz for total revenue of $62.8 million (including $0.1 million of by-product revenue). During Q4 2016, the Company sold 58,483 ounces of gold at an average realized gold price of $1,199/oz for total revenue of $70.3 million (including $0.2 million of by-product revenue). Lower revenues quarter-on-quarter were therefore a function of fewer ounces sold in Q4 2017 as compared to Q4 2016, partially offset by the impact of higher realized gold prices.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see section “8. Liquidity and capital resources” below). The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, which was treated as a reduction of revenue in accordance with the Company’s current revenue recognition accounting policy. During the three months ended December 31, 2017, the Company recognized a reduction to revenue of $3.1 million relating to the royalty (three months ended December 31, 2016 - $3.5 million).

Production costs

During the three-month period ended December 31, 2017, the Company incurred production costs of $29.3 million relating to the sale of 49,561 ounces of gold. In Q4 2016, the Company incurred production costs of $30.9 million relating to the sale of 58,483 ounces of gold. Though total production costs were comparable in Q4 2017 to Q4 2016, operating cash cost per ounce1 were higher in Q4 2017 as a result of lower grade material that was fed to the plant while the Company focused on advancing the larger Cut 2 pushback at Nkran and developing the Akwasiso and Dynamite Hill pits.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $22.4 million of stripping costs were deferred to mineral properties during Q4 2017 with the progression of Cut 2 at Nkran and were not included in production costs (three months ended December 31, 2016 - $10.8 million). For a discussion of production costs incurred during the period see section “3. Operating performance” above.

Depletion and depreciation

Depreciation and depletion expense for Q4 2017 amounted to $15.2 million, including $2.1 million of depletion associated with previously capitalized deferred stripping cost, as a result of the 802,000 tonnes mined during that period. This compares to depreciation and depletion of $22.4 million during the three months ended December 31, 2016, which included $7.8 million of depletion associated with previously capitalized deferred stripping costs and was based on 1.3Mt of ore mined during the comparative period.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factor. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. Depreciation and depletion expense in Q4 2017 was lower than in Q4 2016 due to lower mining rates in Q4 2017, partly offset by the impact of a higher asset cost base in Q4 2017.

General and administrative expenses

A summary of general and administrative expenses for the three months ended December 31, 2017 and 2016. Certain of the comparative period figures were reclassified to conform to the current period presentation:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

	Three months ended December 31,
	2017	2016
	$	$
Wages, benefits and consulting	1,991	3,638
Office, rent and administration	173	229
Professional and legal	533	615
Share-based payments	151	52
Travel, marketing, investor relations and regulatory	267	403
Corporate reorganization	13	748
Other	15	-
Total	3,143	5,685

General and administrative expenses of $3.1 million were incurred in Q4 2017 as compared to $5.7 million in the same period in 2016. The decrease in general and administrative expenses from Q4 2016 to Q4 2017 was primarily a result of lower wages, benefits and consulting ($1.6 million decrease) due to a reduction in incentive compensation for 2017, while Q4 2016 also reflected non-recurring severance costs associated with a management change. In Q4 2016, the Company also incurred non-recurring corporate reorganization costs ($0.7 million) in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets (post-acquisition of PMI Gold) into the same legal entity, while travel, investor relations and regulatory costs were also $0.1 million higher in Q4 2016 relative to Q4 2017. These factors were partially offset by higher share-based payments expense ($0.1 million increase) in Q4 2017.

Finance expense

Total finance expense of $4.5 million incurred during Q4 2017 consists of $4.3 million of interest recognized in relation to the Company’s $150 million long-term loan (see section “8. Liquidity and capital resources” below) and $0.2 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. In Q4 2016, total finance expense was $5.6 million consisting of $4.0 million of interest on the Company’s long-term loan, $1.5 million due to derecognition of an embedded derivative liability and $0.1 million in accretion charges on the Company’s asset retirement obligation. The decrease in finance expense from Q4 2016 to Q4 2017 was due to the derecognition of an embedded derivative liability which occurred in Q4 2016, partially offset by a higher interest expense on the Company’s long-term loan during Q4 2017.

Income tax expense

The Company recorded an income tax expense of $15.0 million for the three months ended December 31, 2017 (three months ended December 31, 2016 - $2.1 million). A deferred tax expense of $13.7 million arose due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. The impact of these timing differences was amplified by the Company’s higher investment in deferred stripping and mine development costs in Q4 2017, relative to Q4 2016.

During Q4 2017, the Company also recognized a $1.3 million withholding tax expense in Ghana associated with management fees charged by Asanko to the Company’s Ghanaian operating subsidiary. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry-forwards to offset taxable income.

Years ended December 31, 2017 and 2016

Revenue and royalties

For the year ended December 31, 2017, the Company sold 206,079 ounces of gold at an average realized gold price of $1,243/oz for total revenue of $256.2 million (including $0.7 million of by-product revenue). For the year ended December 31, 2016, the Company sold 147,950 ounces of gold at an average realized gold price of $1,247/oz for total revenue of $185.2 million (including $0.6 million of by-product revenue). The AGM commenced commercial production on April 1, 2016; accordingly, revenues for the year ended December 31, 2016 only include revenues from April 1, 2016 onwards and, as a result, revenues and royalties during the year ended December 31, 2017 were considerably higher than during the comparative period, despite the marginally lower realized gold prices.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Production costs

During the year ended December 31, 2017, the Company incurred production costs of $116.6 million relating to the sale of 206,079 ounces of gold. Over the same period in the prior year, the Company incurred production costs of $88.7 million relating to the sale of 147,950 ounces of gold. The higher production costs during the year ended December 31, 2017 were attributable to the higher sales volumes reported in 2017, as the comparative period did not reflect ounces sold prior to the AGM achieving commercial production on April 1, 2016. The impact of higher sales volumes was partly offset by a 6% reduction in operating cash costs per ounce1 during the year ended December 31, 2017, relative to the comparative period. The lower unit production costs during the 2017 fiscal year is mainly due to the higher sales volumes which has the impact of reducing fixed production cost on a per unit basis.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined during a period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $64.6 million of stripping costs were deferred to mineral properties during the year ended December 31, 2017 and are not included in production costs (year ended December 31, 2016 - $36.0 million).

Depletion and depreciation

Depreciation and depletion expense of $64.2 million (including $12.3 million of depletion of amounts capitalized in respect of deferred stripping) was recorded during the year ended December 31, 2017 as a result of mining 4.0Mt of ore. Comparatively the Company recorded depreciation and depletion of $53.0 million during the year ended December 31, 2016, including $11.4 million of depletion of previously capitalized deferred stripping costs, based on 3.9Mt of ore mined during 2016. Depreciation and depletion expense were lower for the year ended December 31, 2016 due to the fact the AGM did not achieve commercial production until April 1, 2016 and did not achieve steady state production until mid-Q2 2016.

Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factor. Depreciation related to plant, equipment and other fixed asset is determined based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives.

General and administrative expenses

A summary of general and administrative expenses for the years ended December 31, 2017 and 2016. Certain of the comparative period figures were reclassified to conform to the current period presentation:

	Year ended December 31,
	2017	2016
	$	$
Wages, benefits and consulting	7,797	7,228
Office, rent and administration	546	445
Professional and legal	1,557	1,500
Share-based payments	1,418	536
Travel, marketing, investor relations and regulatory	1,204	1,225
Corporate reorganization	13	1,585
Other	55	19
Total	12,590	12,538

General and administrative expenses of $12.6 million were incurred during the year ended December 31, 2017 compared to $12.5 million in the same period in 2016. Although comparable in total, the Company incurred higher salaries, wages and benefits ($0.6 million increase), share-based payments expense ($0.9 million increase) and administrative costs ($0.1 million increase), reflecting the increased efforts to support steady-state operations at the AGM (which only occurred in mid-Q2 2016). These were offset by the effect of non-recurring corporate reorganization costs ($1.6 million decrease) incurred in 2016 in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets (post-acquisition of PMI Gold) into the same legal entity.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Finance expense

Total finance expense of $17.5 million incurred during the year ended December 31, 2017 consists of $16.8 million of interest recognized in relation to the Company’s $150 million long-term loan (see section “8. Liquidity and capital resources” below) and $0.7 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. During the year ended December 31, 2016, total finance expense was $13.8 million consisting of $13.4 million of interest on the Company’s long-term loan and $0.4 million in accretion charges on the Company’s asset retirement obligation.

Finance expense for the year ended December 31, 2017 is higher than for the same period in 2016 as all interest expenses relating to the long-term loan prior to the AGM achieving commercial production on April 1, 2016, were capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs. Additionally, finance expense was higher during the year ended December 31, 2017 due to an increase in LIBOR rates compared to the same period in the prior year, resulting in a higher interest expense (LIBOR plus 6%) on the Company’s long-term loan.

Income tax expense

The Company recorded an income tax expense of $24.1 million for the year ended December 31, 2017 (year ended December 31, 2016 - $11.4 million). A deferred tax expense of $22.8 million arose due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. The tax deductions on mineral properties, plant and equipment increase tax losses for which no deferred tax asset is recognized due to the 5-year expiry period on tax losses in Ghana. The deferred tax expense of $9.9 million for the year ended December 31, 2016 was also due to temporary differences between tax and accounting depreciation on mineral properties, plant and equipment.

For the year ended December 31, 2017, the Company also recognized a $1.3 million withholding tax expense payable in Ghana on management fees charged by Asanko to the Company’s Ghanaian operating subsidiary. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry forwards to offset taxable income. The income tax expense of $1.5 million for the year ended December 31, 2016 was also due to withholding taxes payable to the Ghanaian government on management fees charged by the parent company.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

6.    Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

		2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenue, net of royalties	59,629	60,528	57,182	66,054	66,789	67,964	41,156	-
Total cost of sales	(44,498)	(42,628)	(42,726)	(50,929)	(53,367)	(47,456)	(40,823)	-
Write-off of deferred stripping asset	-	-	-	-	(7,123)	-	-	-
Income from mine operations	15,131	17,900	14,456	15,125	6,299	20,508	333	-
Exploration and evaluation expenditures	(1,587)	(197)	(80)	(186)	(383)	(188)	(226)	(628)
General and administrative expenses	(3,143)	(3,259)	(3,388)	(2,800)	(5,683)	(1,785)	(1,677)	(3,393)
Income (loss) from operations	10,401	14,444	10,988	12,139	233	18,535	(1,570)	(4,021)
Other income (expenses)	(3,348)	(5,172)	(4,300)	(4,430)	(6,604)	(3,113)	(5,337)	99
Income tax recovery (expense)	(15,028)	(3,671)	(5,479)	103	(2,106)	(3,766)	(5,620)	54
Net income (loss) for the period	(7,975)	5,601	1,209	7,812	(8,477)	11,656	(12,527)	(3,868)
Basic and diluted income (loss) per share	($0.03)	$0.02	$0.00	$0.04	($0.04)	$0.06	($0.06)	($0.02)

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see section “5. Financial results”). During Q2 2016, the Company was still ramping-up operations and bulk mining to obtain access to the main orebody, which was reached at the end of the quarter. From Q3 2016 onwards, the Company saw the operation achieve expected levels of production, resulting in higher revenues and income from operations. During Q2 2017, production reduced relative to the preceding quarters as mining operations worked through a low-grade section of the Nkran pit and encountered ore dilution as a result of blast movements. Production recovered during Q3 2017, despite being impacted by three mill motor outages, as the Company introduced a number of mining initiatives to minimize ore losses. In Q4 2017, while mining at Nkran was focused on the pushback of Cut 2, plant feed was supplemented by ore from Akwasiso, Dynamite Hill and Nkran Extension and draw-down of ore stockpile inventory. Due to the successful commissioning of volumetric upgrades as part of the first stage of P5M, the plant delivered a record quarterly milling rate.

In Q4 2017, the Company incurred exploration and evaluation expenses of $1.6 million primarily related to drilling programs at Miradani and Midras South.

General and administrative expense primarily consists of wages and benefits, office rental costs, professional fees, legal fees, corporate reorganization costs, business development and share-based payments. These costs were higher in 2017 as a result of general cost increases to support steady-state operations at the AGM (which only occurred in mid-Q2 2016) while the Company has also refined its accrual process resulting in a more even distribution of certain general and administrative expenses during the 2017 fiscal year.

Included in other income and expense from Q2 2016 is interest expense on the Company’s debt balance (see section “8. Liquidity and capital resources”); prior to Q2 2016, interest incurred on the loan was capitalized to mine development costs. In addition, other income and expense primarily includes accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to previously recognized derivative financial instruments (see section “13. Risks and Uncertainties”) which were marked-to-market at each reporting period end (no such instruments were recognized from Q4 2016 onwards). Fluctuations in the other income (expense) lines in all other periods are due to movements in foreign exchange rates and changes in the fair value of derivative financial instruments.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3 2016. The tax expense in Q4 2016 related primarily to current withholding taxes incurred in Ghana in relation to service and direct costs charged from the Company’s Canadian subsidiaries to the Company’s Ghanaian subsidiary which houses the operating mines of Asanko. The deferred tax expense in 2017 is due to the Company forecasting that mineral properties, plant and equipment will be depreciated at a faster rate for tax purposes relative to accounting depreciation resulting in an increase of the associated deferred tax liability. The tax deductions on mineral properties, plant and equipment increase tax losses for which no deferred tax asset is recognized due to the 5-year expiry period on tax losses in Ghana. The Company also recognized a $1.3 million withholding tax expense in Q4 2017 payable to the Ghanaian government on management fees charged by Asanko to its operating Ghanaian subsidiary.

A $7.1 million write-down of a deferred stripping asset in Q4 2016 contributed to a net loss of $8.5 million in the fourth quarter of 2016. The net loss of $8.0 million in Q4 2017 was predominantly attributable to the beforementioned deferred income tax expense, as well as higher production costs and exploration drilling expenses.

7.    Outlook

2018 Guidance

Asanko’s 2018 mine plan will incorporate all sources of ore available from its multiple pits to blend to the mill to enable optimization of the various pit extraction rates, the stockpile balances and operating costs. As a consequence, the mill feed grades are expected to reflect the average reserve grades from the respective pits as they are mined, including the blended grade average from the various stockpiles.

In 2018, the AGM is targeting 200,000 – 220,000 ounces of gold at AISC1 of $1,050 – $1,150/oz. During the year, ore will be sourced from Nkran, Akwasiso, Dynamite Hill, Nkran Extension and surface stockpiles.

Mining operations at Nkran will be focused on an accelerated schedule of waste stripping of the larger Cut 2 pushback in preparation for the next capital growth phase of the AGM which is forecasted to commence in 2019. AISC1 is expected to be higher in H1 2018 due to the larger Cut 2 pushback at Nkran; consequently, lower ore yields will result in lower blended ore grades being delivered to the process facility. Approximately $370/oz of AISC1 for H1 2018 will be stripping costs. The Company’s production guidance for H1 2018 is 90,000 – 100,000 ounces at AISC1 of $1,200 – 1,300/oz.

Steady state levels of higher grade ore production from Nkran will resume in H2 2018 and the waste stripping portion of the Cut 2 pushback will reduce, with stripping costs decreasing to approximately $280/oz of AISC1 for H2 2018. The overall feed grade improvement and increase in gold production will also contribute to a lowering of AISC1 in H2 2018. The Company’s production guidance for H2 2018 is 110,000 – 120,000 ounces at AISC1 of $950 – 1,050/oz.

Growth capital expenditure for 2018 is expected to be approximately $8.5 million, $3.0 million for the recovery upgrades to the plant, which will be done in Q1 2018, $1.5 million for the upgraded mill motors, to be installed in Q2 2018, and $4.0 million for a secondary crusher, which is expected to be fully commissioned in Q3 2018.

Sustaining capital expenditure for 2018 is expected to be approximately $4.0 million.

The following table outlines the Company’s forecasted 2018 production and cost guidance:

2018 Guidance	H1 2018	H2 2018	FY 2018	FY 2017 Actual
Gold Production (oz)	90,000 – 100,000	110,000 – 120,000	200,000 – 220,000	205,047
AISC[1] ($/oz)	1,200 – 1,300	950 – 1,050	1,050 – 1,150	1,007

5-Year Outlook (2019 – 2023)

The newly optimized mine planning exercise associated with P5M successfully reduces the overall strip ratio and improves AISC1 over a 19-year life of mine. Over the five-year period from 2019 to 2023, during a period of high capital expenditure and debt principal repayment, average annual production is expected to be 253,000 ounces at AISC1 of $860/oz, an increase in gold production and an improvement in AISC1 of $147/oz compared to the previous P5M forecast of 243,000 ounces at AISC1 of $1,007/oz.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

This has been achieved using current mine operating data and optimizing the multi-pit schedule to generate the best cash generation profile to deliver competitive AISC1 over the life of mine and specifically during the capital spend on the overland conveyor, opening up the Esaase deposit and the debt repayment period.

5-Year Outlook	2019	2020	2021	2022	2023
Gold Production (oz)	255,000	280,000	220,000	265,000	245,000
AISC[1] ($/oz)	950	810	905	775	880

Notes:
Based on construction of the overland conveyor in 2019.

8.    Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	December 31, 2017	December 31, 2016
	$	$

Cash and cash equivalents	49,330	59,675
Other current assets	44,550	60,043
Non-current assets	614,905	542,994
Total assets	708,785	662,712

Current liabilities (excluding current portion of long-term debt)	47,916	46,934
Non-current liabilities (excluding long-term debt)	72,571	44,381
Debt	158,328	154,972
Total liabilities	278,815	246,287
Working capital [2]	45,964	72,784
Common shareholders' equity	429,400	416,425
Non-controlling interest	570	-
Total equity	429,970	416,425
Total common shares outstanding	203,449,957	201,829,207
Total options outstanding	12,578,625	14,591,750
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	1.96	2.55
Total liabilities to common shareholders' equity	0.65	0.59
Debt-to-total capitalization	0.18	0.19

2 Current assets less current liabilities (excluding current portion of long-term debt).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company was in a strong net asset position at both December 31, 2017 and December 31, 2016 and had a cash balance of $49.3 million as at December 31, 2017. On February 22, 2018, the Company agreed to the RK Term Sheet whereby the Company would be able to defer the repayment of principle associated with the long-term debt by up to three years (repayment commencing on July 2021). An initial one-year deferral is subject primarily to fees and the finalization of definitive documentation, while a further two-year deferral is subject to additional customary conditions precedent which would have to be complied with by June 30, 2019. Definitive documentation is expected to be signed in Q2 2018.

Through a combination of the Company’s cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, debt principal repayments, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow to meet all commitments. The Company has a VAT receivable balance of $5.1 million as of December 31, 2017. In any given period, the Company expects to have one quarter of VAT receivable outstanding.

In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300.0 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement.

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with Red Kite, which is now fully drawn for a total of $150.0 million. Interest on the DSFA is calculated in advance on a quarterly basis at a rate of LIBOR +6%, subject to a floor LIBOR rate of 1%. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During Q2 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment will be payable on July 1, 2018 after which the facility is scheduled to be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company continues to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment having occurred on July 1, 2016. There were no other changes to the original debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.3 million) was paid commensurate with signing the amendment.

In H2 2017, the Company engaged Red Kite regarding the restructuring of the debt facility and specifically the deferral of the repayment of principle associated with the long-term debt beyond July 1, 2019 to enable the Company to execute the second stage of its P5M growth plan. On February 22, 2018, the Company agreed to the RK Term Sheet, whereby the Company would be able to defer the repayment of principle associated with the long-term debt by up to three years, subject to certain fees, terms and conditions. Definitive documentation is expected to be signed in Q2 2018.

Equity

The Company is financially stable with a total liabilities-to-common shareholders’ equity ratio of 0.65 as of December 31, 2017.

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends being paid out of the subsidiary but does not have to contribute to the subsidiary’s capital investment. At December 31, 2017, Asanko Gold Ghana Limited had an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company allocated $0.6 million of Asanko Gold Ghana Limited’s net earnings to the non-controlling interest for the year ended December 31, 2017 (year ended December 31, 2016 - $nil). All results in this MD&A show 100% of results as being attributable to the Company with non-controlling interest accounted for as a separate component of equity.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Commitments

The following table summarizes the Company’s contractual obligations as at December 31, 2017 and December 31, 2016:

	Within				Total	Total
	1 year	1 - 3 years	4 -5 years	Over 5 years	December 31, 2017	December 31, 2016
Long-term debt and related interest and withholding tax payments	48,752	137,518	-	-	186,270	198,028
Accounts payable and accrued liabilities	47,916	-	-	-	47,916	46,934
Asset retirement provision (undiscounted)	-	1,225	140	44,161	45,526	34,977
Mine operating/construction and other service contracts, open purchase orders	17,217	214	-	-	17,431	27,969
Total	113,885	138,957	140	44,161	297,143	307,908

As previously noted, in February 2018, the Company agreed to the RK Term Sheet, whereby the Company would be able to defer the repayment of principle associated with the long-term debt by up to three years, subject to certain fees, terms and conditions.

The Company has no off-balance sheet arrangements.

Cash flows

The following table provides a summary of cash flows for the three months and year ended December 31, 2017 and 2016:

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Cash provided by (used in):
Operating activities	34,407	23,353	123,238	54,962
Investing activities	(41,979)	(17,941)	(123,351)	(105,941)
Financing activities	(3,549)	(2,929)	(10,051)	(3,899)
Impact of foreign exchange on cash and cash equivalents	(394)	(364)	(181)	(247)
Increase (decrease) in cash and cash equivalents for the period	(11,515)	2,119	(10,345)	(55,125)
Cash and cash equivalents, beginning of period	60,845	57,556	59,675	114,800
Cash and cash equivalents, end of period	49,330	59,675	49,330	59,675

Three months ended December 31, 2017 and 2016

Cash provided by operating activities

During the three months ended December 31, 2017, the Company realized cash flows from operations of $34.4 million, being cash inflows before working capital changes of $26.2 million and inflows from non-cash working capital of $8.2 million (three months ended December 31, 2016 – $23.4 million consisting of cash inflows before working capital changes of $29.2 million and outflows from non-cash working capital of $5.9 million). The cash flows before working capital changes for Q4 2017 consist primarily of cash earnings from mine operations of $30.5 million less cash G&A of $3.0 million. The cash inflows of $8.2 million from non-cash working capital was primarily the result of a $5.1 million decrease in the VAT receivable balance, $3.0 million decrease in inventories and $0.6 million increase in trade payables and accruals, partially offset by a $0.5 million increase in prepaid expenses.

Cash used in investing activities

During the three months ended December 31, 2017, the Company spent $42.0 million on investing activities including $42.1 million on additions to mineral properties, plant and equipment, partially offset by interest received on cash balances of $0.1 million. The total expenditure on mineral properties, plant and equipment during the period included $22.4 million related to capitalization of deferred stripping costs, $5.5 million related to P5M (including volumetric and recovery circuit upgrades to the processing plant), $0.6 million related to a raise of the tailings storage facility, $5.8 million on the development of Akwasiso and Dynamite Hill, and $7.8 million related to other additions to mineral properties, plant and equipment including additions relating to the crusher circuit upgrade.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

During the same period in the prior year, the Company spent $17.9 million on investing activities entirely on additions to mineral properties, plant and equipment.

Capital expenditures in Q4 2017 were higher in quantum than Q4 2016, as the Company continued the implementation of the first stage of its P5M development plan, including volumetric and recovery circuit upgrades to the plant, development of the Akwasiso and Dynamite Hill pits, and the push back of Nkran Cut 2.

Cash used in financing activities

During the three months ended December 31, 2017, the Company paid $3.5 million in interest and applicable withholding taxes relating to the DSFA (see “Debt” above).

During the three months ended December 31, 2016, the Company paid $2.9 million in interest and applicable withholding taxes relating to the DSFA. Interest paid in Q4 2017 was higher due to an increase in the 3-month LIBOR rate during 2017.

Year ended December 31, 2017 and 2016

Cash provided by operating activities

During the year ended December 31, 2017, the Company recorded cash flows from operations of $123.2 million, being cash inflows before working capital changes of $113.4 million and inflows associated with changes in non-cash working capital of $9.8 million (year ended December 31, 2016 –$55.0 million consisting of cash inflows before working capital changes of $73.6 million and outflows from non-cash working capital of $18.6 million). The cash flows before working capital changes consist primarily of cash earnings from mine operations of $128.1 million less cash G&A of $11.2 million. Cash inflows of $9.8 million from changes in non-cash working capital was primarily the result of a $15.5 million decrease in the VAT receivable balance partially offset by a $3.8 million increase in inventories, $1.1 million decrease in trade payables and accruals, $0.7 million increase in receivables, and $0.1 million increase in prepaid expenses.

During 2016, cash flows from operations were lower due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

Cash used in investing activities

During the year ended December 31, 2017, the Company spent $123.4 million on investing activities including $123.8 million on additions to mineral properties, plant and equipment, partially offset by interest received on cash balances of $0.5 million. The total expenditure on mineral properties, plant and equipment during the year included $64.6 million related to capitalization of deferred stripping costs, $28.6 million related to P5M, $5.2 million related to the tailings storage facility raise, $3.0 million related to capitalized exploration and evaluation costs, $11.9 million on the development of Akwasiso and Dynamite Hill and $10.5 million related to other additions to mineral properties, plant and equipment including additions relating to the crusher circuit upgrade.

During the same period in the prior year, the Company spent $105.9 million on investing activities including $132.3 million on additions to mineral properties, plant and equipment partially offset by the collection of $26.0 million in VAT related to development activities and interest received on cash balances of $0.4 million.

Capital expenditures were higher period to date in fiscal 2016 compared to fiscal 2017 as the Company was finalizing the development of and payment for the AGM in early 2016.

Cash used in financing activities

During the year ended December 31, 2017, the Company paid $13.6 million in interest and applicable withholding taxes relating to the DSFA (see “Debt” above). These cash outflows were partly offset as the Company received $3.6 million from the exercise of stock options.

During the year ended December 31, 2016, the Company paid $5.9 million in interest and applicable withholding taxes relating to the DSFA and $3.3 million in fees to defer the principal repayments on the DSFA to July 2018. This was partly offset by the receipt of $5.2 million from the exercise of stock options.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

9.    Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

9.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis, throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of operating and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the consolidated financial statements of the Company for the three months and years ended December 31, 2017 and 2016. Note that the AGM did not commence commercial production until April 1, 2016 and, therefore, operating and total cash costs per ounce may not be comparable for the years ended December 31, 2017 and 2016.

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total production costs from consolidated statement of operations	29,312	30,935	116,628	88,688
Share-based payment expense included in production costs	(152)	(81)	(1,311)	(336)
By-product revenue	(118)	(209)	(748)	(623)
Total operating cash costs	29,042	30,645	114,569	87,729
Royalties and production taxes	3,138	3,515	12,810	9,258
Total cash costs	32,180	34,160	127,379	96,987
Gold ounces sold	49,561	58,483	206,079	147,950
Operating cash costs per gold ounce ($/ounce)	586	524	556	593
Total cash costs per gold ounce ($/ounce)	649	584	618	656

9.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the consolidated financial statements for the three months and years ended December 31, 2017 and 2016. Note that the AGM did not commence commercial production until April 1, 2016 and, therefore, all-in sustaining costs per gold ounce may not be comparable for the years ended December 31, 2017 and 2016.

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above to the Statement of Operations)	32,180	34,160	127,379	96,987
Cash corporate general and administrative expenses	2,976	5,631	11,117	8,844
Sustaining capital expenditures	2,000	1,596	8,447	3,727
Sustaining capitalized stripping costs[3]	20,724	10,785	59,915	35,952
Reclamation cost accretion	166	41	650	124
All-in sustaining cost	58,046	52,213	207,508	145,634
Gold ounces sold	49,561	58,483	206,079	147,950
All-in sustaining cost per gold ounce ($/ounce)	1,171	893	1,007	984

3 Excludes stripping costs on operating pits which have yet to achieve steady-state production.

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payments and depreciation. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s consolidated statement of cash flows for the three months and years ended December 31, 2017 and 2016.

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
	$	$	$	$
Capital expenditures in the consolidated statement of cash flows	42,097	17,953	123,815	132,355
Less: non-sustaining capital expenditures and capitalized stripping costs	(40,097)	(16,357)	(115,368)	(128,628)
Total sustaining capital expenditures	2,000	1,596	8,447	3,727

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

The majority of the non-sustaining capital expenditures during the three months and year ended December 31, 2017 related to the raising of the tailings storage facility, mine development and stripping costs for Akwasiso and Dynamite Hill pits, as well as the advancement of P5M.

9.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements for the three months and years ended December 31, 2017 and 2016. All adjustments are shown net of estimated tax.

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
(in thousands of US dollars except share per share amounts)	$	$	$	$
Net income (loss) for the period attributable to common shareholders	(7,111)	(8,477)	6,077	(13,216)
Unrealized loss (gain) on derivative instruments	-	(302)	-	(37)
Write-off of deferred stripping asset	-	4,630	-	4,630
Adjusted net income (loss) for the period attributable to common shareholders	(7,111)	(4,149)	6,077	(8,623)
Basic weighted average number of common share outstanding	203,449,957	201,829,207	203,333,111	198,973,570
Diluted weighted average number of common share outstanding	203,449,957	201,829,207	204,394,452	198,973,570
Adjusted net income (loss) per share attributable to common shareholders - basic and diluted	($0.03)	($0.02)	$0.03	($0.04)

10.  Summary of outstanding share data

As of the date of this MD&A, there were 203,449,957 common shares of the Company issued and outstanding and 15,168,625 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.07 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 222,618,582.

11.  Related party transactions

As at December 31, 2017, the Company’s related parties are its subsidiaries and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the years ended December 31, 2017, all related party transactions were in the normal course of business including compensation payments to key management personnel.

Transactions with key management personnel were as follows:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

12.  Critical accounting policies and estimates

12.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The significant accounting judgements and estimates which have the most significant effect on these financial statements are as follows:

Estimates

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s life-of-mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depreciation expense, the capitalization of stripping costs and the forecasting and timing of payments related to the asset retirement provision. In addition, when required, the life-of-mine plans are used in impairment tests for mineral properties, plant and equipment. To the extent that these estimates of proven and probable mineral reserves and resources varies, there could be changes in depreciation expense, stripping asset and asset retirement provision recorded.

Depletion of mineral interests

Estimates are made of recoverable ounces in the Company’s mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves. To the extent that changes are made to the estimate of proven and probable reserves, the depletion charge may change. In addition, mineral properties, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the mineral properties, plant or equipment vary, future depreciation charges may change.

Inventory valuation of production costs

The Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold in this material to determine the cost of inventories and the average costs of finished goods sold during the period. To the extent that these estimates vary, production costs of finished goods may change.

Net realizable value of inventory

In order to determine the net realizable value of gold-in-process and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s stockpiled ore inventory.

Current and deferred Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Deferred stripping

In order to determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. To the extent that these estimates and judgements change, there could be a change to the amount of production costs which are deferred to the statement of financial position.

Estimated assets retirement provisions

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently provided for

Judgements

Arrangements containing a lease

The Company’s management assessed its mining contract under IFRIC 4 – Determining whether an Arrangement contains a Lease, to assess whether the contract contains a finance or operating lease. In order to determine whether the lease was an operating or finance lease, management had to make judgements with respect to the useful economic lives of the equipment identified in the lease as well as how much of the costs associated with the mining contract related to use of the equipment and how much related to personnel charges. Should some of these judgements change, the conclusion as to whether an arrangement contains a lease may change, which would result in a materially higher asset value on the consolidated statement of financial position and an associated periodic depreciation charge.

Commercial production

The Company’s management determined that Phase 1 of the AGM was in commercial production effective April 1, 2016. The development phase ends and the production phase begins when the mine is in the condition necessary for it to be capable of operating in a manner intended by management. The Company uses a number of criteria to assess whether the mine has reached the commercial production phase. These criteria include, but are not limited to:

(i)	Completion of operational commissioning of each major mine and plant component;
(ii)	Demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;
(iii)	The passage of a reasonable period of time for testing of all major mine and plant components;
(iv)	Gold recoveries are at or near expected steady-state production levels;
(v)	Level of capital expenditure is within 90% of the forecast final construction cost; and

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

(vi)	A significant portion of available funding is directed towards operating activities.

Impairment of mining interest

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The estimates and judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the consolidated statement of operations and comprehensive income (loss).

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

12.2 Changes in Accounting Policies including Initial Adoption

(a)	Accounting standards adopted during the year

There have been no significant changes to significant accounting policies during the year ended December 31, 2017. A full list of the Company’s accounting policies is presented in the Company’s annual consolidated financial statements for the year ended December 31, 2017

(b)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of December 31, 2017.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 has an effective date of January 1, 2018. The Company’s assessment is that the adoption of IFRS 15 will not have a significant impact on the recognition or measurement of the Company’s revenue from its customer. However, the adoption of IFRS 15 is expected to result in a number of additional disclosures being included in the Company’s consolidated financial statements. The Company is currently in the process of determining which additional disclosures will be applicable to the Company.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid and was deferred to the loan balance and was amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9% .

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Under the provisions of IFRS 9, the modification of the DSFA in Q2 2016 required the Company to recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated statement of operations and comprehensive income (loss) as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the effective interest rate of the original financial liability.

The Company determined that the adoption of IFRS 9 will have the following effect on the Statement of Financial Position and Statement of Operations and Comprehensive Income (Loss) as at January 1, 2017 and December 31, 2017

As at January 1, 2017

As at and for the year ended December 31, 2017

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

13.  Risks and uncertainties

13.1 Financial instruments & risk

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

As at December 31, 2017, the Company’s financial instruments consist of cash and cash equivalents, receivables, VAT receivable, reclamation bond, accounts payable and accrued liabilities and long-term debt. The Company classifies cash and cash equivalents, receivables, VAT receivable and the reclamation bond as loans and receivables and classifies accounts payable and accrued liabilities and long-term debt as other financial liabilities. All financial assets and liabilities are carried at amortized cost.

All of the Company’s financial instruments are considered to be Level 1 within the fair value hierarchy:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between the levels during 2017 or 2016.

The carrying value of the Company’s debt is $158.3 million (2016 - $155.0 million) and the fair value is approximately $135.6 million (2016 - $169.0 million). The fair value of all of the Company’s other financial instruments approximates their carrying value.

The risk exposure arising from these financial instruments is summarized as follows:

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The risk of loss associated with cash investments is considered to be low as the Company’s cash and cash equivalents are held in highly-rated Canadian, Ghanaian and South African banking institutions. As at December 31, 2017, the Company had interest receivable of $40,000 and a loan receivable from a third party in the amount of $0.9 million (December 31, 2016 - $nil). In addition, the Company is subject to credit risk in relation to the receivable balances relating to the sale of gold. The Company currently sells all of the gold it produces to Red Kite under an offtake agreement. Payments are routine in nature, scheduled and received within a contractually-agreed time frame. Total receivables from precious metal sales as at December 31, 2017 is $1.2 million (December 31, 2016 - $0.6 million). The risk associated with receivables from Red Kite as at December 31, 2017 is considered to be negligible.

The Company expects to receive VAT refunds on a regular basis from the Government of Ghana and makes monthly VAT filings (as required by law). The Company does not consider there to be a significant credit risk related to the VAT receivable balance as at December 31, 2017.

(b) Liquidity risk

The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company’s capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at December 31, 2017, the Company had a cash and cash equivalents balance of $49.3 million (December 31, 2016 – $59.7 million) and is generating positive cash flows from operations, allowing it to settle current accounts payable and accrued liabilities of $47.9 million (December 31, 2016 - $46.9 million) as they become due. The first two principal repayments on the DSFA of $18.1 million were due in July 2018 and October 2018, respectively. However, on February 22, 2018, the Company agreed to the RK Term Sheet whereby the Company would be able to defer the repayment of principle associated with the long-term debt by up to three years (commencing on July 2021), subject to certain fees, terms and conditions.

(c) Market risk

(i)	Interest rate risk

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite, which is subject to an interest rate of LIBOR plus 6% with a minimum LIBOR of 1%.

With other variables, unchanged, a 1% change in the annualized interest rate would have resulted in a $1.1 million increase (decrease) to after-tax net income (loss) for year ended December 31, 2017.

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (“C$”), Ghanaian cedi (“GHS”) and South African rand (“ZAR”) could have an effect on the Company’s results of operations, financial position and cash flows. The Company at present has not entered into any further derivative instruments to reduce its exposure to currency risk, however, management monitors differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

As at December 31, 2017 and 2016, the Company’s notable exposure to foreign currency risk arose from the following balances:

December 31, 2017	Foreign currency amount		USD Equivalent
	C$	GHS	$
Cash and cash equivalents	324	18,874	4,416
VAT receivable	-	23,003	5,070
Accounts payable and accrued liabilities	(895)	(45,439)	(10,722)
Net exposure to foreign currency	(571)	(3,562)	(1,236)

December 31, 2016	Foreign currency amount		USD Equivalent
	C$	GHS	$
Cash and cash equivalents	4,744	7,212	5,251
VAT receivable	-	96,097	22,881
Accounts payable and accrued liabilities	(77)	(28,754)	(6,904)
Net exposure to foreign currency	4,667	74,555	21,228

A 10% change in the prevailing exchange rates as at December 31, 2017 and 2016, with all other variables held constant, would have had a $53,000 (2016 - $2.1 million) impact on the Company’s earnings.

(iii)	Price risk

Price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s future cash flows will fluctuate due to changes in gold and silver prices. The Company has not hedged any precious metal sales as part of the Company’s overall strategy.

A 10% increase or decrease in the gold price as at December 31, 2017 and December 31, 2016, with all other variables held constant, would have resulted in a $0.7 million increase (decrease) to after-tax net income (loss) (2016 - $nil).

13.2 Other risks and uncertainties

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s Annual Information Form for the year ended December 31, 2017, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s Form 40-F Annual Report for the year ended December 31, 2017, which can be found on EDGAR at www.sec.gov. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

14.  Internal control

14.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2017, such disclosure controls and procedures were effective.

14.2 Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

There has been no change in the Company’s internal control over financial reporting during the three months ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

14.3 Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the 12/17 DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian NI 43-101. The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.